

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

January 27, 2011

via U.S. mail and facsimile

Atsushi Maki, Chief Executive Officer
Amanasu Environment Corporation
445 Park Avenue Center 10th Floor
New York, NY 10022

> RE: **Amanasu Environment Corporation**
> **Item 4.02 Form 8-K**
> **Filed June 25, 2010**
> **File No. 000-32905**

Dear Mr. Maki:

We have reviewed your Item 4.02 Form 8-K and have the following comment.

1. Please amend your report to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing required by Item 4.02(a) of Form 8-K.

As appropriate, please respond to these comments within 5 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief